VAN KAMPEN TRUST FOR INSURED MUNICIPALS

The Joint Annual Meeting of Shareholders of the Trust was held on June 16, 1999, where shareholders voted on the election of Trustees and the selection of independent public accountants. With regard to the election of David C. Arch as elected trustee by the common shareholders of the Trust 8,711,313 shares voted in his favor and 60,980 shares withheld. With regard to the election of Howard J Kerr as elected trustee by the common shareholders of the Trust 8,709,292 shares voted in his favor and 63,001 shares withheld. With regard to the election of Dennis J. McDonnell as elected trustee by the common shareholders of the Trust 8,716,816 shares voted in his favor and 55,476 shares withheld. The other trustees of the Fund whose terms did not expire in 1999 are Wayne Whalen, Rod Dammeyer, Don G. Powell, Hugo F. Sonnenschein, Theodore A. Myers and Steven Muller. With regard to the ratification of KPMG Peat Marwick LLP as independent public accountants for the Trust, 8,654,552 shares voted in favor of the proposal, 33,866 shares voted against and 83,875 shares abstained.